FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  February 2009

04 February 2009

BRITISH SKY BROADCASTING GROUP PLC
(Name of Registrant)

Grant Way, Isleworth, Middlesex, TW7 5QD England
(Address of principal executive offices)

Indicate by check mark whether the registrant  files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X            Form 40-F

Indicate by check mark whether the  registrant  by  furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                    No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

EXHIBIT INDEX

Exhibit

EXHIBIT NO.   1       Press release of British Sky  Broadcasting  Group plc announcing 'Premier League Announcement' released on  04 February 2009

BSKYB NOTES PREMIER LEAGUE ANNOUNCEMENT

BSkyB notes the following announcement made by the Premier League:

"Following the submission of bids by interested parties the Premier League is in a position to announce that it has awarded four out of the six packages of  UK live audio-visual rights to BSkyB for seasons 2010/13.

"We will be proceeding to a second round of bidding for the remaining two packages in due course.

"There will be no further comment on this from the Premier League until the conclusion of the second round of bidding. Bidders are also bound by similar confidentiality."

The company is bound by confidentiality relating to the bidding process and intends to make no further comments until the conclusion of the process.

Enquiries

Analysts/investors:
Robert Kingston    0207 705 3726
Francesca Pierce  0207 705 3337

Press:
Robert Fraser       0207 705 3036
Chris Haynes       0207 705 3905

SIGNATURES

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                         BRITISH SKY BROADCASTING GROUP PLC

Date: 04 February 2009                                                                                                        By: /s/ Dave Gormley
                                                           Dave Gormley
                                                       Company Secretary